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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20540


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No _____)*

          Price Enterprises, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

          Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

               741444103
               -------------------------------------------------------
                                 (CUSIP Number)

Daniel T. Carter 4649 Morena Blvd. San Diego, CA 92117
- --------------------------------------------------------------------------------
(Name, Address and Telephone of Person Authorized to Receive Notice and Communications) (619) 581-4889

               December 21, 1994
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial, ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 5

                                  SCHEDULE 13D

CUSIP No. 741444103

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Robert E. Price
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
   N/A                                                                   (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S. Citizen


                    7    SOLE VOTING POWER
     NUMBER OF           See Attached
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            See Attached
       EACH
 REPORTING PERSON   9    SOLE DISPOSITIVE POWER
       WITH              See Attached

                    10   SHARED DISPOSITIVE POWER
                         See Attached

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,879,206

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2,879,206
     ----------- = 10.66%
     27,000,000

14   TYPE OF REPORTING PERSON*
     IN



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                                                                    Page 3 of 5

                                 SCHEDULE 13D

Number of Shares Beneficially Owned by Each Reporting Person With


7) Sole Voting Power

    6,390     By Robert Price as Custodian for His Minor Children (UGMA-CA)


8) Shared Voting Power

2,785,796     By Robert Price as Co-Trustee of Robert & Allison Price
              Trust 1/10/75
   86,520     By Robert Price as Co-Trustee of a Trust for Benefit of His
              Minor Children
      500     By Robert Price as a Director of the Sol & Helen Price Foundation
- ---------
2,872,816     TOTAL




9) Sole Dispositive Power

    6,390     By Robert Price as Custodian for His Minor Children (UGMA-CA)


10) Shared Dispositive Power

2,785,796     By Robert Price as Co-Trustee of Robert & Allison Price
              Trust 1/10/75
   86,520     By Robert Price as Co-Trustee of a Trust for Benefit of His
              Minor Children
      500     By Robert Price as a Director of the Sol & Helen Price Foundation
- ---------
2,872,816     TOTAL




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                                                                     Page 4 of 5


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D



1.   SECURITY AND ISSUER

     Price Enterprises, Inc.
     Common Stock
     Daniel Carter, Exec. V.P. and Secretary
     4649 Morena Blvd.
     San Diego, CA  92117

2.   IDENTITY AND BACKGROUND

     a)   Robert E. Price
     b)   4649 Morena Blvd.
          San Diego, CA  92117
     c)   President and Chief Executive Officer
          of Price Enterprises, Inc.
     d)   None
     e)   None
     f)   U.S. Citizen

3.   SOURCE AND AMOUNT OF FUNDS

     All shares were acquired through a one-for-one exchange offer of shares of common stock of Price/Costco, Inc. for shares of common stock of Price Enterprises, Inc., pursuant to the Offering Circular/Prospectus of Price/Costco, Inc. and Price Enterprises, Inc., dated November 21, 1994, as supplemented (the "Exchange Offer").

4.   PURPOSE OF TRANSACTION

     The purpose of the acquisition of Price Enterprises common stock through the Exchange Offer was for investment purposes only.

5.   INTEREST IN SECURITIES OF THE ISSUER

     a) The aggregate number of shares beneficially owned (2,879,206 or 10.66%) is held as follows:

          - 2,785,796 shares by Robert Price as Co-Trustee of Robert & Allison Price Trust 1/10/75

          - 86,520 shares by Robert Price as Co-Trustee of a Trust for Benefit of His Minor Children

          - 6,390 shares by Robert Price as Custodian for His Minor Children (UGMA-CA)

          - 500 shares by Robert Price as a Director of the Sol & Helen Price Foundation.

     b) The power to vote and the power to dispose of such shares is as follows:

          Sole power to vote or direct the vote:                         6,390

          Shared power to vote or direct the vote:                   2,872,816

          Sole power to dispose or direct the disposition:               6,390

          Shared power to dispose or direct the disposition:         2,872,816

          Allison Price, who is the wife of Robert Price, is the Co-Trustee with Robert Price for each of the Robert & Allison Price Trust and a trust established for the benefit of their three minor children. Under the terms of these trusts, the Co-Trustees must act jointly to vote or dispose of shares of stock owned by such trusts.

     c) On December 21, 1994, Robert Price, as Co-Trustee of Robert & Allison Price Trust 1/10/75 acquired 2,785,796 shares of Price Enterprises common stock through the Exchange Offer. On December 21, 1994, Robert Price, as Co-Trustee of a trust for the benefit of his three minor children, acquired 86,520 shares of Price Enterprises common stock through the Exchange Offer. On December 21, 1994, Robert Price, as Custodian for his Minor Children (UGMA-CA), acquired 6,390 shares of Price Enterprises common stock through the Exchange Offer. On December 21, 1994, the Sol & Helen Price Foundation, of which Robert Price is a Director, acquired 500 shares of Price Enterprises common stock through the Exchange Offer.


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                                                                     Page 5 of 5



     d)   N/A
     e)   N/A

6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

     N/A

7.   EXHIBITS

     N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 28, 1994                   /s/ Robert E. Price
- ------------------------------     ---------------------------------------------
Date                               Robert E. Price